FIRSTENERGY CORP.
                                 2000
                   MID-YEAR REPORT TO SHAREHOLDERS

                                                  www.firstenergycorp.com

Dear Shareholder:

On August 8, 2000, FirstEnergy announced that our Board of Directors, as well as the board of Morristown, New Jersey-based GPU, Inc., had unanimously approved a definitive merger agreement under which FirstEnergy would acquire all of the outstanding shares of GPU's common stock.

The transaction is conditioned, among other things, upon the approval of each company's shareholders and various regulatory agencies.

You will receive more information on the proposed merger when we mail proxy materials later this year.

DELIVERING STRONGER EARNINGS PERFORMANCE

Net income reached $275.5 million, or $1.23 per share of common stock, compared with $262.0 million, or $1.15 per share, for the first six months of 1999.

Stronger financial performance reflects continued growth in our customer base, regional economic growth and our ongoing expansion into unregulated markets. Total kilowatt-hour sales rose 11.4 percent, reflecting a 94.6 percent increase in sales to customers in unregulated energy markets.

We made continued progress in our debt-reduction efforts. During the first half of the year, debt and preferred stock reductions totaled $130.4 million, which will result in interest savings of $9.1 million. And, we refinanced and re-priced debt totaling $303.8 million, which will save another $2.4 million in annual interest expenses.

We continued to acquire shares of our outstanding common stock under a three-year-repurchase program, which will help improve our earnings-per-share performance. Through the second quarter, we bought back 9.3 million of the 15 million shares we are authorized to acquire under the program.

PREPARING TO COMPETE IN OHIO

With last month's approval of our transition plan by the Public Utilities Commission of Ohio, we're well positioned to succeed in Ohio's electricity market, which opens to competition on January 1, 2001.

The plan - supported by most of the major parties to our case - will help jump-start competition in Ohio through additional customer savings and incentives for competitive suppliers, while providing us the opportunity to recover transition costs.

Major provisions of the plan will:

- Give us the opportunity to recover $6.9 billion in past costs we incurred to serve customers in a regulated environment;

- Provide savings for customers through incentives to shop, continued reductions in customer charges, and an extension of our freeze in distribution prices; and

- Result in the sale of 1,120 megawatts (MW) of our generation at set prices during the next five years to competing suppliers for resale to our retail customers, with 500 MW reserved for the residential market.

While our transition plan provides us with the framework for how we'll compete, we're taking other steps to prepare for Ohio's deregulated electricity market.

To ensure we meet corporate separation requirements of the state's deregulation law, we're organizing our Company into three separate business units:

- A regulated Utilities Unit - primarily responsible for distributing and transmitting electricity;

- A Competitive Unit - that offers energy and energy-related products and services inside and outside our traditional service area;

- And, a Corporate Support Unit - that provides business support services to all areas of the Company.

And, we're taking additional steps to ensure these areas operate as efficiently as possible.

For example, we reached an agreement with the Utility Workers Union of America Local 270 that resolved all outstanding contractual issues with the union local, which represents approximately 1,200 Illuminating Company distribution and power plant employees.

Safety improvements at our power plants also are enhancing our competitiveness. Employees at the Bruce Mansfield and Davis-Besse plants set new safety records during the first half of 2000, working a combined total of 5.7 million hours without a lost-time accident.

We're also improving our competitive position - and helping protect our Company from volatility on the wholesale market - by adding 1,155 MW of peaking capacity by Summer 2002, including 390 MW being installed this year.

CONTINUING TO SUCCEED IN NEW MARKETS

As we prepare to compete in Ohio, we continue to succeed in already deregulated energy markets.

During the first half of 2000, we added Maryland to the growing list of states where we're licensed to sell electricity. The others are Delaware, New Jersey and Pennsylvania, where we've added more than 20,000 new electricity accounts.

We're also working to expand our presence in the natural gas business. Our resources include more than 7,700 oil and gas wells; drilling rights to more than 980,000 acres in the Appalachian Basin; proved reserves of 450 billion cubic feet equivalent of natural gas and oil; and 5,000 miles of pipelines.

And, we're entering new Internet and telecommunications ventures to further diversify our source of revenues, improve customer service and reduce costs.

Our FirstEnergy Telecom subsidiary has joined other utility telecom affiliates to form America's Fiber Network (AFN). The high-speed fiber optics company will provide telecommunications capacity to Internet providers, local and long-distance companies and wireless communications companies. AFN's network, located in the eastern United States, is positioned to reach areas responsible for 35 percent of the national wholesale communications market.

We've also joined 20 other leading energy and utility companies to form a new, for-profit company, Pantellos Corporation, which will operate an Internet marketplace for the purchase of goods and services between the energy industry and its suppliers. Participation in this e-marketplace is expected to produce savings by streamlining purchasing, and increase revenues through our ownership share in the company.

ACHIEVING OUR VISION

We've made significant accomplishments so far this year, a testament to the hard work and dedication of our employees.

While we're proud of our progress, we realize that much work remains. With your ongoing support, we'll continue capitalizing on opportunities for growth while meeting the challenges of the competitive energy marketplace.

Sincerely,

Peter Burg
Chairman and Chief Executive Officer
August 16, 2000


INVESTOR INFORMATION

ANNUAL MEETING SUMMARY

The Annual Meeting of Shareholders was held on April 27, 2000, at the John
S. Knight Center in downtown Akron. Chairman and CEO Peter Burg highlighted the Company's operations and financial performance. He also addressed several issues, including how we're succeeding in already deregulated energy markets while also preparing to compete in Ohio's electricity market.

Shareholders elected the four nominees recommended by the Board to serve three-year terms as directors and ratified the appointment of Arthur Andersen LLP as auditors for the year 2000. In addition, shareholders defeated proposals to change the process by which members of the Board are elected and to revise voting requirements.

INVESTOR SERVICES

For information or assistance regarding investor services or your account, please write to Investor Services, FirstEnergy Corp., 76 South Main Street, Akron, Ohio 44308-1890; or call 1-800-736-3402, which is valid in the United States, Canada, Puerto Rico and the Virgin Islands. Shareholder information also can be accessed on our Web site: www.firstenergycorp.com.

NEW SERVICES FOR REGISTERED SHAREHOLDERS

Beginning November 1, two new shareholder services - a telephone voice response system and an Internet access feature - will be available to registered shareholders.

When calling our Investor Services toll-free number, the automated telephone voice response system will enable shareholders to quickly and easily obtain shareholder and Company information, as well as certain account information. In addition, the new system will continue to provide direct access to our account representatives.

Shareholders also will be able to access certain account information and conduct certain shareholder-related business transactions on our secure Web site. For example, shareholders will be able to view share balances and change addresses. If you are interested in using this service, please follow these easy steps beginning November 1:

1. Go to our Web site home page - www.firstenergycorp.com - and click on Investor Information. Then click on My Shareholder Account.

2. Sign up to use this service by entering the security code that is printed on your dividend check stub or your reinvestment plan statement, then enter your tax identification number, which is your Social Security number, and the Personal Identification Number (PIN) you've chosen. Shareholders also may sign up by calling us toll-free at 1-800-736-3402. Foreign shareholders must either call or write to Investor Services to sign up.

3. After signing up, which you do only once, you will simply enter your tax identification number and PIN to access your account.

COMMON STOCK PRICE HIGHLIGHTS

                                            High            Low
-------------------------------------------------------------------
For 6 months ended June 30, 2000          $26.875          $18.00
-------------------------------------------------------------------
For 12 months ended June 30, 2000          $31.31          $18.00
-------------------------------------------------------------------



SELECTED FINANCIAL DATA (UNAUDITED)
Condensed consolidated statements of income

(In thousands, except per share amounts)        6 Months Ended June 30
------------------------------------------------------------------------
                                                  2000          1999
------------------------------------------------------------------------
Total revenues                                 $3,310,034    $2,941,291
------------------------------------------------------------------------
Operating expenses                              1,866,188     1,505,994
------------------------------------------------------------------------
Depreciation and amortization                     426,878       407,913
------------------------------------------------------------------------
General taxes                                     279,032       277,560
------------------------------------------------------------------------
Income before interest and income taxes           737,936       749,824
------------------------------------------------------------------------
Net interest expense                              269,373       293,439
------------------------------------------------------------------------
Income taxes                                      193,041       194,342
------------------------------------------------------------------------
Net income                                       $275,522      $262,043
------------------------------------------------------------------------
Basic and diluted earnings per share of
 common stock                                    $   1.23      $   1.15
------------------------------------------------------------------------




KILOWATT-HOUR SALES
                         (Billions)
                       1999       2000
----------------------------------------
First Quarter          15.9       17.9
Second Quarter         16.2       17.8
Six Months             32.1       35.7





EARNINGS PER SHARE
                          (Dollars)
                       1999       2000
----------------------------------------
First Quarter           .60        .63
Second Quarter          .55        .60
Six Months             1.15       1.23
